FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc (the 'Company') has today announced the appointment of Dr José Antonio Meade Kuribreña (49) as an independent non-executive Director. The appointment will take effect from 1 March 2019. Dr Meade will also be appointed as a member of the Nomination & Corporate Governance Committee.

Dr Meade is currently a Commissioner of the Global Commission on Adaptation and performs consulting, project finance and academic activities.

Dr Meade has extensive experience in public administration, banking and financial policy. Between 2011 and 2017, he held Cabinet-level positions in the Federal government of Mexico, including acting as Secretary of Finance and Public Credit, Secretary of Social Development, Secretary of Foreign Affairs and Secretary of Energy. Prior to his appointment to the Cabinet, he served as Undersecretary and as Chief of Staff in the Ministry of Finance and Public Credit.

Following his time as Director General of Banking and Savings at the Ministry of Finance and Public Credit, Dr Meade served as Chief Executive Officer of the National Bank for Rural Credit, where he led the financial restructuring and its transition to a new institution, Financiera Rural. He studied economics and law at the Instituto Tecnológico Autónomo de México and Universidad Nacional Autónoma de México, before receiving a PhD in Economics from Yale University.

Commenting on the appointment, HSBC's Group Chairman, Mark Tucker, said: "I am absolutely delighted to welcome José Antonio to the Board. He brings with him a wealth of experience gained across a number of key policy areas and his background and knowledge of Latin America will be of great significance to HSBC given the importance we attach to the region. It is particularly worth noting the relevance Mexico holds for HSBC as one of our scale markets."

Dr Meade's appointment will be for an initial three-year term which, subject to election by shareholders at the Annual General Meeting (AGM) on 12 April 2019, will expire at the conclusion of the 2022 AGM.

The Directors have determined that Dr Meade is independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect his judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

The Company further announces that Lord Evans of Weardale, independent non-executive Director, who joined the Board in August 2013, has given notice of his intention to retire from the Board at the conclusion of the 2019 AGM and will not therefore be seeking re-election by shareholders. As a consequence, he will step down as Chair of the Financial System Vulnerabilities Committee (FSVC) and will be succeeded by Jack Tai, Chair of the Group Risk Committee (GRC), who will continue the programmed transition of the FSVC's responsibilities to the GRC.

The Board would like to thank Lord Evans for his important and valuable contribution, in particular in his role leading the FSVC over the past six years.

There are no matters relating to the retirement of Lord Evans that need to be brought to the attention of the Company's shareholders.

For and on behalf of
HSBC Holdings plc
Ben J S Mathews
Group Company Secretary

Supplementary information:

As an independent non-executive Director, Dr Meade will not have a service contract with HSBC Holdings plc and will be paid a Director's fee of £110,000 per annum, pursuant to the Directors' remuneration policy approved by shareholders at the 2016 Annual General Meeting.

Dr Meade's appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2019 Annual General Meeting and re-election annually thereafter.

Dr Meade has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years and he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. He does not have any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointments of Dr Meade that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Notes to editors:

1. Professional qualifications of Dr Meade
PhD in Economics from Yale University
Bachelor's degree in Economics with honors from the Instituto Tecnológico Autónomo de México (ITAM)
Law degree from the Universidad Nacional Autónoma de México (UNAM)

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Irene Lee†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,558bn at 31 December 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 25 February 2019